Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated August 2, 2021, with respect to the consolidated financial statements of Erayak Power Solution Group Inc., for the years ended December 31, 2020 and 2019, in this Registration Statement on Form F-1 of Erayak Power Solution Group Inc. and the related Prospectus of Erayak Power Solution Group Inc. filed with the Securities and Exchange Commission. Our report contains explanatory paragraph regarding the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ TPS Thayer LLC

TPS Thayer LLC

Sugar Land, Texas

March 29, 2022